

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2024

Dayton Judd
Chief Executive Officer
FitLife Brands, Inc.
5214 S. 136th Street
Omaha, NE 68137

> **Re: FitLife Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2024**
> **File No. 333-283228**

Dear Dayton Judd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jack Kennedy, Esq.